UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 1-15052

THE BERKSHIRE GAS COMPANY
401(k) PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Financial Statements and Supplemental Schedule (Unaudited)

THE BERKSHIRE GAS COMPANY
401(k) PLAN

Years Ended December 31, 2012 and 2011

Plan Number: 004

Plan Sponsor EIN: 04-1731220

THE BERKSHIRE GAS COMPANY
401(k) PLAN
Years Ended December 31, 2012 and 2011

Contents

THE BERKSHIRE GAS COMPANY
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

	As of December 31,
	2012	2011

	Total	Total
Assets
Investments, at fair value
Registered investment companies	$8,848,942	$7,770,663
Stable value funds	1,755,703	1,882,191
UIL Holdings Corporation common stock	345	-
Total investments	10,604,990	9,652,854

Notes receivable from participants	142,704	131,325

Net assets reflecting all investments at fair value	10,747,694	9,784,179

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,348)	(7,499)

Net assets available for benefits	$10,718,346	$9,776,680

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended
December 31, 2012
Additions
Investment Income (Loss):
Interest and dividend income	$233,747
Net appreciation in fair value	945,289
1,179,036

Interest income on notes receivable from participants	6,590

Contributions:
Employer contributions	119,259
Employee contributions	363,490
Rollover contributions	95,901
578,650

Total additions	1,764,275

Deductions
Payment of benefits	773,888
Other	48,722
Total deductions	822,610

Net increase	941,666
Net assets available for benefits:
Beginning of year	9,776,680
End of year	$10,718,346

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

1.	Description of Plan:

The following brief description provides general information of The Berkshire Gas Company/401(k) Plan (the “Plan”), sponsored by The Berkshire Gas Company (the “Company”), whose parent company, Berkshire Energy Resources, is a wholly owned subsidiary of UIL Holdings Corporation (“UIL Holdings”).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the “IRC”).  All non-union employees are eligible to participate in the Plan as of the first day of the month after they have attained age 21 and completed 12 months of employment.  Effective February 1, 2012, employees are no longer required to have reached age 21 to participate in the Plan.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement. .  The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions:

Participant:  Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.  Participants can direct the investment of contributions, which must be made in 1% increments, among various investment options.  Eligible employees are automatically enrolled in the Plan at a 6% contribution level unless they specifically opt out of coverage after having been enrolled according to the Plan’s auto-enrollment provisions.

Employer:  Participants are immediately eligible to receive company matching contributions once they are enrolled in the Plan.  The matching contribution for participants is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 2% to 6% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of eligible compensation.  Matching contributions are invested according to participants’ chosen investment allocations.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

Vesting:

Participants are fully vested in the total value of all contributions upon entering the Plan.

Notes Receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 less the highest outstanding loan balance in the prior twelve months or one-half the present value of the participant’s vested account balance.  Loan terms may not exceed five years except in the case of the purchase of a primary residence in which case the term may not exceed ten years.  Participants are limited to one general purpose loan and one primary residence loan at a given time.

The loans are secured by the balance in the participant’s account and bear interest equal to the prime interest rate on the first day of the month the loan is issued plus 1%.  Principal and interest is paid ratably through payroll deductions.  The loans outstanding at December 31, 2012 have maturity dates through September 21, 2017 and bear an interest rate of 4.25%.  There were no loans in default as of December 31, 2012 and 2011.  If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum payment, installment payments, or partial payments as requested from time to time by the Participant.  Terminated participants may also choose to maintain their accounts with the Plan administrator.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant may be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC or may be transferred to another qualified plan maintained by the Company or its successor.

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

Subsequent Events:

The Plan has evaluated subsequent events through June 26, 2013, the date on which the Form 11-K was filed.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies’ trade on an active market and are valued at net asset value.

UIL Holdings Corporation common stock – The shares of UIL Holdings Corporation common stock trade on an active market and are valued at quoted market prices.

Level 2 fair value measurements:

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

The following table sets forth the Plan’s investments that are reported at fair value in the accompanying statements of net assets available for plan benefits.

	December 31, 2012 Fair Value
	Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
UIL Holdings Corporation Common Stock	$345	$345	$-	$-

Registered investment companies:
Target date funds	$5,303,440	$5,303,440	$-	$-
Bond funds	895,205	895,205	-	-
Growth funds	1,027,844	1,027,844	-	-
Value funds	868,029	868,029	-	-
Blend funds	754,424	754,424	-	-
	$8,848,942	$8,848,942	$-	$-

Stable value fund:
Stable asset income fund	$1,755,703	$-	$1,755,703	$-

Total	$10,604,990	$8,849,287	$1,755,703	$-

	December 31, 2011 Fair Value
	Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Target date funds	$4,738,119	$4,738,119	$-	$-
Bond funds	803,821	803,821	-	-
Growth funds	872,094	872,094	-	-
Value funds	665,646	665,646	-	-
Blend funds	690,983	690,983	-	-
	$7,770,663	$7,770,663	$-	$-

Stable value fund:
Stable asset income fund	$1,882,191	$-	$1,882,191	$-

Total	$9,652,854	$7,770,663	$1,882,191	$-

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

4.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2012	2011

T. Rowe Price Retirement 2010 Fund	$624,250	$566,571
T. Rowe Price Retirement 2015 Fund	$1,473,071	$1,491,580
T. Rowe Price Retirement 2020 Fund	$1,258,131	$1,073,847
T. Rowe Price Retirement 2025 Fund	$702,081	$609,014
Vanguard Explorer Fund, ADM	$580,643	$491,637
JPMCB Stable Asset Income Fund	$1,755,703	$1,882,191
PIMCO Total Return Fund	$895,205	$803,821
T. Rowe Price Equity Income Fund	$683,670	$502,485

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $945,289, net, as follows:

2012
Registered investment companies	$915,602
Stable value funds	29,687
$945,289

Stable Value Fund- Stable Asset Income Fund

The objective of the collective trust fund constituting the stable asset income fund is to seek the preservation of principal, while providing current income and liquidity.  The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments.  The fund may also invest in synthetic guaranteed investment contracts (GICs) and similar products.  The fund invests in other commingled pension trust funds established, operated, and maintained by JPMorgan Chase Bank.

The collective trust fund is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Fund at August 31, 2012 and 2011, the Fund's year end, was 1.35% and 2.25%, respectively.  The average yield credited to participant accounts for this fund at August 31, 2012 and 2011 was 2.02% and 3.14%, respectively.

Because of changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the contract’s interest credit rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Funds Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts”.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the further through a lower interest crediting rate that would otherwise be the case.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s). As of December 31, 2012, the occurrence of an event outside the

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

normal operation of the Fund which would cause withdrawal from an investment contract is not considered to be probable.

5.	Related party transactions:

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price).  T. Rowe Price is the trustee as defined by the Plan.  Transactions with this party qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated September 26, 1995, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax position and concluded that as of December 31, 2012 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2009.

7.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2012 and 2011

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$10,718,346	$9,776,680
Adjustment from contract value to fair value	29,348	7,499
Net assets per the Form 5500	$10,747,694	$9,784,179

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for benefits per the financial statements	$941,666
Prior year adjustment from contract value to fair value	(7,499)
Current year adjustment from contract value to fair value	29,348
Net increase in net assets available for benefits per the Form 5500	$963,515

9.	Nonexempt transactions:

The Company is not aware of any nonexempt transactions in 2012.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2012

		Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest
	Lessor or Similar Party	Collateral, and Par or Maturity Value	Current Value

*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	$138,192
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	624,250
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,473,071
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,258,131
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	702,081
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	513,155
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	352,614
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	217,137
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	24,808
	Vanguard Explorer Fund, ADM	Registered Investment Company	580,643
	Vanguard Institutional Index Fund	Registered Investment Company	182,115
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	295,277
	TIAA - CREF INS Social Choice Fund	Registered Investment Company	25,874
	JPMCB Stable Asset Income Fund	Collective Trust Fund	1,755,703
	PIMCO Total Return Fund	Registered Investment Company	895,205
	Fidelity Diversified International Fund	Registered Investment Company	251,157
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company	184,359
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	447,201
*	T. Rowe Price Equity Income Fund	Registered Investment Company	683,670
	UIL Holdings Corporation Common Stock	Company Stock	345

*	Notes receivable from participants	4.25% Interest rate	142,704

Total investments and notes receivable from participants (held at end of year)			$10,747,694
* Party in Interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE BERKSHIRE GAS COMPANY 401(K) PLAN

Date: June 26, 2013	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller